Reply to
Lindley S. Branson
612 632-3024
Lindley.Branson@gpmlaw.com

                                                                     October 25, 2005

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Attn: David Edgar

Re:	Webb Interactive Services, Inc. (“Webb”)
Form 10-KSB for Fiscal Year Ended December 31, 2004
File No. 00-28462

Ladies/Gentlemen:

This letter is furnished in response to the Staff’s September 21, 2005 comment letter. The numbers below refer to the number of the Staff’s comments in its September 21, 2005 letter to which the response relates.

Note (1) Organization and Business, page F-8.

1. General. Webb does not believe Jabber, Inc. (“Jabber”) is a variable interest entity within the criteria of FIN 46R. Webb formed Jabber in February 2002 to develop internet-based instant messaging software applications, including applications for Webb’s then internet/software-based products for small to medium size businesses. Since Jabber’s technology had implications broader than Webb’s other products and Webb believed that these opportunities would be enhanced by obtaining strategic investors for Jabber, Webb formed Jabber as a separate corporation to facilitate strategic investments in Jabber. During 2001, Webb was required to sell its non-Jabber-related business as Webb did not have adequate funds to support both businesses. At the time of the discontinuance of Webb’s non-Jabber-related business, Webb owned approximately 75% of Jabber’s outstanding voting securities, the balance being owned by France Telecom Technologies Investissements (“FTTI”), a subsidiary of France Telecom, and individuals who had provided services to Jabber.

Since Jabber’s formation, there have been two financings that Webb understands necessitate an analysis of whether or not Jabber was at the time of each transaction a “variable interest entity”, a March 2003 financing involving Webb, FTTI and Intel Capital Corporation (“Intel”) and an April 2005 financing involving Jona, Inc. (“Jona”). Jona is Webb’s largest shareholder, owning approximately 37% of Webb’s outstanding voting securities. One of Webb’s three directors is a representative of Jona. Webb does not consider Jona to be in control of Webb.

United States Securities and Exchange Commission

October 25, 2005

At the time of each of the 2003 and 2005 financings, Jabber and the investors believed the funds being raised pursuant to the financings would be sufficient to fund Jabber’s operations until Jabber could fund its operations through operating cash flow. Jabber elected to raise additional equity capital during 2005 as Jabber’s 2004 revenues from operations were less than projected and Jabber desired to continue to commit significant resources to R & D and market development activities. Securities issued in each financing were equity securities as determined in accordance with GAAP and consisted of preferred stock convertible into Jabber’s common stock. All of Jabber’s shareholders/investors participate in Jabber’s returns/losses strictly in proportion to their respective equity interests.

Paragraph 5. Webb does not believe that Jabber is a variable interest entity within the criteria of paragraph 5 of FIN 46R as:

(a) At the time of each of Jabber’s financings since January 1, 2003, Jabber and its equity investors believed the total equity investment at risk was sufficient to permit Jabber to finance its activities without additional subordinated financial support. This belief was based on the total equity investment at risk, including only equity investments in Jabber that participated in Jabber’s profits and losses. Jabber does not have any equity interests that were issued in exchange for subordinated interests in other variable interest entities. Further, neither Jabber nor any of its affiliates provided any of its equity investors with any amounts to invest in Jabber in connection with either of the financings; nor have any of Jabber’s equity investors had their investments financed by Jabber or other persons involved with Jabber.

(b) Jabber’s equity investors have the direct ability through voting rights to make decisions about Jabber’s activities that have a significant effect on Jabber’s success. Each of Jabber’s investor’s investment is at risk and none of their investments have been protected from Jabber’s losses or guaranteed a return by Jabber or any other person involved with Jabber. Jabber’s equity investors have the right to receive returns of Jabber only in proportion to their equity investments, none of which are capped by Jabber’s governing documents or arrangements with other investors.

(c) Jabber’s investors as a group share in Jabber’s losses and returns in proportion to their equity investments in Jabber. None of Jabber’s activities involve or are conducted on behalf of an investor who has disproportionately few voting rights.

In summary, Jabber’s business has been funded solely by the sale of equity securities. All of Jabber’s equity securities are voting securities with the preferred stock being convertible into common stock at the option of the preferred holders. The primary economic benefit for the preferred shareholders which is not available to the common shareholders is that they have a one-time liquidation preference until such time as the preferred shareholders would recognize a three

United States Securities and Exchange Commission

October 25, 2005

times return on their investment, in which event, their return will be capped unless they elect to convert to common stock. Webb’s risk and potential return for its Jabber investment has consistently been based upon the proportion of its equity ownership of Jabber. When Jabber completed both its March 2003 and April 2005 financings, Jabber believed, based on its business plan, that the financing would be sufficient to fund Jabber’s operations until cash flow break-even.

Paragraphs 16 and 17. Webb does not believe that the provisions of paragraphs 16 and 17 of FIN 46R are applicable as Jabber is not a variable interest entity and none of Jabber’s shareholders have variable interest as those terms are defined in FIN 46R.

Note (6) Issuance of Common Stock, page F-14.

2. The guidance utilized was APB 29, accounting for non-monetary transactions. Both elements of what was given up and what was received by Webb were accounted for at fair value. The Black Scholes value of the options received was recorded and the market value of the stock issued was recorded. Webb understands that APB 29 requires that gains and losses for the difference between the fair value of what was exchanged and what was received in a transaction should be recorded. As the transaction was an equity for equity transaction, recording the gain through earnings was not appropriate, so the “gain” was recorded in equity.

Acknowledgements

As requested in the Staff’s comment letter, Webb hereby provides the following acknowledgements:

Webb is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Webb may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact the undersigned at 612-632-3024.

Sincerely, WEBB INTERACTIVE SERVICES, INC.

By:	/s/ LINDLEY S. BRANSON
Its:	Vice President/General Counsel